Exhibit 4.22

ab

Additional Tier 1 capital (Basel III-compliant)

Issuer                           UBS Group AG, or other employing entities of the UBS group

ISIN                              -

Issue Date                    21.02.20211

Currency                      USD

Nominal                       2

(million)

Coupon Rate                4% / 2.6%3

Maturity Date                perpetual4

First Call Date                   1 March 20265

1 Issuance date which corresponds to grant date for employees.
2 Nominal amount at issuance with respective exchange rate used. For information on the outstanding amount, refer to the table “Capital and total loss-absorbing capacity instruments of UBS Group AG consolidated and UBS AG consolidated and standalone - Key features”.
3 Applicable to USD-denominated and CHF-denominated issues, respectively and not payable to EU/UKMRTs and SMFs, both as defined within this document.
4 Subject to forfeiture and vesting provisions.
5 For SMFs and certain EU MRT, as defined within this document, partly also 1 March 2027 and 1 March 2028.

Deferred Contingent Capital Plan 2020/21 (DCCP)

Summary description of the terms and conditions of DCCP as a capital instrument

Overview

Issues under the DCCP are made by UBS Group AG or certain other employing entities to key contributors at UBS Group AG or any of its subsidiaries (together, the "Group"). Eligibility is determined by the Issuer and issues are granted at its sole discretion.

Issuer	UBS Group AG or certain other employing entities of the UBS group
Type of instrument

Non-transferable contingent right against the Issuer to receive

(i)             discretionary annual interest equivalent payments on the nominal value of a hypothetical perpetual Additional Tier 1 ("AT1") security notionally issued by UBS Group AG at grant (the "Notional Bond"), and

(ii)            at redemption, as determined by the Issuer in its sole discretion, either the value of the Notional Bond in cash or perpetual AT1 securities issued or guaranteed by UBS Group AG or any other member of the Group of equivalent value (in each case net of any applicable taxes and social security contributions to the employee's account).

For DCCP awarded to EU/UK Material Risk Takers (MRT)[1] and individuals performing designated Senior Management Functions (SMF)[2] there will be no contingent right to receive discretionary annual interest payments; only non-transferable contingent right against the Issuer to receive the amount indicated under (ii) above.

Conditional Interest Equivalents

Subject to (i) the conditions set out under "Trigger Event or Viability Event" and "Forfeiture and Vesting Provisions" and (ii) the discretionary and mandatory interest cancellation provisions as set out below, interest equivalents will be payable annually in arrears on the nominal value of the Notional Bond at a rate of 2.6% for CHF-denominated issues and 4% for USD-denominated issues.

The Issuer may, at its discretion, elect to cancel any interest equivalent that is otherwise scheduled to be paid on any interest payment date. In addition, without limitation to the foregoing, payments of interest equivalents will not be made unless sufficient distributable items (i.e., net profits carried forward and freely distributable reserves) of UBS Group AG are available.

Maturity date

Issues under the DCCP have no scheduled maturity date.

Notwithstanding the foregoing, but subject to the conditions set out under "Trigger Event or Viability Event" and "Forfeiture and Vesting Provisions", issues to US taxpayers will mature and be settled on or about 1 March 2026 (the "First Call Date"). The Notional Bond underlying such issues will have no scheduled maturity date.

[1] Based on relevant European Banking Authority's ("EBA") Regulatory Technical Standards (RTS) for EU MRTs, and for UK MRTs, based on the EBA RTS and the UK Prudential Regulation Authority's and Financial Conduct Authority's rules.

[2] As defined by the UK’s Prudential Regulation Authority and Financial Conduct Authority.

Trigger Event or Viability Event

All outstanding issuances under the DCCP (or, in case of a Trigger Event (as defined below), all outstanding awards under the DCCP in relation to which a Trigger Event has occurred) will be automatically and permanently written down to zero, no further amounts will be due or paid thereunder and such awards will be permanently cancelled, if:

a)     the reported Common Equity Tier 1 ratio of the Group set forth in UBS Group AG 's quarterly financial accounts, results, the annual report, or in any reviewed interim measurement published upon the instruction of the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), falls below 7% or, with respect to grants awarded to Group Executive Board members, 10%, as of the relevant balance sheet date (each, a "Trigger Event");

b)    FINMA provides UBS Group AG with written notice of its determination that amounts outstanding under the DCCP are required to be written down to prevent the insolvency, bankruptcy or failure of UBS Group AG; or

c)     UBS Group AG has received a commitment of direct or indirect extraordinary support from the public sector that FINMA has determined and confirmed in writing to UBS Group AG is necessary to prevent the insolvency, bankruptcy or failure of UBS Group AG (an event described in clause (b) or (c), a "Viability Event").

Conditional Redemption

Subject to the conditions set out under "Trigger Event or Viability Event" and "Forfeiture and Vesting Provisions", the Issuer may, at its sole discretion, redeem any issuance by way of either a cash payment or delivery of AT1 securities on the First Call Date, provided that, where the Issuer has elected to redeem an issuance by way of a cash payment, a redemption will not occur until FINMA has approved it. DCCP issuances to SMFs may be redeemed by the Issuer on the same basis, in equal quantities on 1 March 2027 and 1 March 2028 respectively. However, the following exceptions will apply:

a)     For SMFs who are Group Managing Directors (GMDs) or Group Divisional Vice Chair role holders, the DCCP Issuances may be redeemed on the same basis with 46% redeemed on 1 March 2027 and 54% redeemed on 1 March 2028

b)    For SMFs who are members of the Group Executive Board, the DCCP Issuances may be redeemed on the same basis with 23% redeemed on 1 March 2027 and 77% redeemed on 1 March 2028

c)     For certain EU MRTs, the DCCP issuances may be redeemed on the same basis with 20% redeemed on 1 March 2026, 40% on 1 March 2027 and the last 40% redeemed on 1 March 2028, due to regulatory requirements in Germany

In case of a redemption by way of delivery of securities, the securities will be perpetual AT1 securities issued or guaranteed by UBS or any other member of the Group with substantially the same terms and provisions consistent with the Notional Bond, including but not limited to, the same Trigger and Liability Events and the aggregate value of the AT1 securities shall, subject to rounding, equal the value of the Notional Bond (net of any applicable taxes and social security contributions).

For issuances granted to US taxpayers, redemption will be on the First Call Date, such that if FINMA approval for any cash settlement has not been given, issuances must be settled by delivery of AT1 securities, on or about that date. Any AT1 securities delivered at settlement shall be marketable subordinated UBS Group AG debt instruments in the AT1 category having such terms and provisions consistent with the Notional Bond terms and provisions as determined by UBS Group AG in its sole discretion on or prior to the Grant Date.

Forfeiture and Vesting Provisions

Subject to the conditions set out under "Trigger Event or Viability Event", issuances under the DCCP will vest after a minimum of five years.

An outstanding unvested issuance under the DCCP will generally be forfeited and cancelled, and no further interest equivalents will generally be due or paid, due to termination of employment or harmful acts by the employee. In certain circumstances, vesting of outstanding awards under the DCCP may be subject to conditions relating to the performance of the Group and/or the employee's business division and similar conditions. In addition, with respect to any award granted to Group Executive Board members, if the Group does not generate an adjusted pre-tax profit with respect to any financial year ending during or after the year of grant, but prior to the relevant vesting date, the nominal amount of such award will be reduced by 20% of the nominal amount of such award on the relevant grant date.

In case of death or disability, an outstanding unvested issuance under the DCCP will vest on the date that the employee's employment contract terminates due to death or disability.

Vesting may be accelerated, and forfeiture provisions may be relaxed, in case of early termination of the DCCP by, or change of control in, UBS Group AG.

Status

In the event of the liquidation or winding up of the Issuer under circumstances that do not coincide with the occurrence of a Trigger Event or a Viability Event, the holder will have a claim ranking junior to all rights and claims of priority creditors of the Issuer (i.e., claims in respect of obligations of the Issuer (i) that are unsubordinated or (ii) that are subordinated (including Tier 2 instruments) and do not, or are expressly not stated to, rank pari passu with, or junior to, the Issuer's obligations under the DCCP or any of the Issuer's obligations ranking pari passu with the Issuer's obligations under the DCCP).

Governing Law	Swiss law / in certain cases, New York law